Canoo Inc.

19951 Mariner Avenue

Torrance, California 90503

July 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Canoo Inc.

Registration Statement on Form S-3

Filed July 23, 2024

File No. 333-280962

Ladies and Gentlemen:

Canoo Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-280962) (as amended, the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on July 23, 2024, to 4:00 p.m., Eastern Time, on Wednesday, July 31, 2024, or as soon thereafter as practicable.

Please contact Kevin Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Hector Ruiz
Hector Ruiz
General Counsel and Corporate Secretary